Exhibit 99.1

FANG UPDATES PROPOSED Separation OF CHINA INDEX HOLDINGS

BEIJING, May 13, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today provided updates on the proposed separation of China Index Holdings Limited (“CIH”), a wholly-owned subsidiary of Fang.

Fang’s board of directors has approved the plans to separate CIH and the related business from Fang by a dividend distribution of all the issued and outstanding shares of CIH held by Fang to its shareholders and list CIH’s ordinary shares represented by American depositary shares on the Nasdaq Stock Market. The separation and distribution will result in two independent, publicly traded companies. A registration statement on Form F-1 has been filed by CIH with the Securities and Exchange Commission (the “Commission”) in connection with the proposed separation and distribution. The separation and distribution is expected to commence after the Commission completes its review process, subject to customary closing conditions. There can be no assurance as to the commencement or completion of the proposed separation and distribution.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended. This announcement is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and it is not intended to, and does not, constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder and that will contain detailed information about the issuer and management, as well as financial statements.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 65 offices to focus on local market needs and its website and database contains real estate related content covering 657 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding the commencement and the completion of the proposed separation of CIH. Such statements are based upon management's current expectations and current market and other conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's or CIH’s control, which may cause the commencement and completion of the proposed separation of CIH to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the market and other conditions and Fang’s and CIH’s results of operations. Further information regarding these and other risks, uncertainties or factors is included in the registration statement on Form F-1 filed by CIH as well as Fang’s filings with the Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.